Value Line, Inc.
                              220 East 42nd Street
                             New York, NY 10017-5891

By Edgar

                                                               May 23, 2005

Mr. Kevin Rupert
U.S. Securities and Exchange Commission
450 Fifth Street
Washington, DC  20549

      Re:  The Value Line Fund, Inc.
           2-10827/811-568

  Dear Mr. Rupert:

      This is in response to your comments on the Annual Report filed by the above-noted registrant.

      An amended Form N-CSR will be filed showing the mountain chart as requested.

      As I indicated to you on the telephone, The Value Line Funds are no longer using Value Line Securities, Inc. for portfolio brokerage.

      I have noted your comments that the management discussion should be more descriptive if a fund's performance is less than its benchmark.

      The registrant understands that it is responsible for the adequacy and accuracy of the disclosure in the filings; that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                             Very truly yours,


                                             /s/ Peter D. Lowenstein
                                             Legal Counsel

PDL:psp